Kilpatrick Townsend & Stockton LLP ktslaw.com	1001 West Fourth Street Winston-Salem, NC 27101-2400

June 26, 2026

Board of Trustees

Horizon Funds

6210 Ardrey Kell Rd #300

Charlotte, North Carolina 28277

Board of Trustees

Two Roads Shared Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Ladies and Gentlemen:

As counsel to the Horizon Funds, a Delaware statutory trust (“Horizon Funds” or “Acquiring Trust”), on behalf of each segregated portfolio of assets (“series”) listed under the heading “Acquiring Funds” on Schedule A (“Schedule A”) (each, an “Acquiring Fund”), we have been asked to advise you concerning the anticipated U.S. federal income tax consequences of the transactions to be carried out under that certain Agreement and Plan of Reorganization, dated as of April 1, 2026 (the “Agreement”), by and between Horizon Funds, on behalf of each Acquiring Fund, Two Roads Shared Trust, a Delaware statutory trust (“Two Roads” or “Target Trust”), on behalf of each of its series listed under the heading “Target Funds” on Schedule A (each, a “Target Fund”), solely for purposes of paragraphs 4.4, 5.11, and 8.2 of the Agreement, Horizon Investments, LLC, a South Carolina limited liability company, and solely for purposes of paragraphs 4.3, 5.15, and 8.2 of the Agreement, Regents Park Funds, LLC, a California limited liability company, and Anfield Capital Management, LLC, a California limited liability company. Each Acquiring Fund is newly formed and has had no operations to date.

The following transactions with respect to each Target Fund and its corresponding Acquiring Fund as set forth on Schedule A (each such transaction referred to collectively as the “Reorganization”) are contemplated under the Agreement: (i) each Target Fund will transfer all of the Target Fund’s assets to the corresponding Acquiring Fund solely in exchange for Acquiring Fund shares (collectively the “Acquiring Fund Shares”), in each case, of beneficial interest having an aggregate net asset value equal to the value of the Target Fund’s assets (net of the liabilities of the Target Fund), and (ii) each Target Fund will distribute the Acquiring Fund shares received in step (i) to the record holders of the Target Fund in accordance with their respective interests in the Target Fund determined as of the Closing in complete liquidation of the Target Fund.

Except as otherwise provided, all terms not defined in this letter shall have the meanings ascribed to them (or defined by reference) in the Agreement. For purposes of this opinion, the term “Code” means the Internal Revenue Code of 1986, as amended, and all Section references are to the Code unless otherwise specified.

In rendering this opinion, we have examined the Agreement, the Registration Statement on Form N-14 of the Horizon Funds and Acquiring Funds relating to the Reorganization (the “Registration Statement”) and such other documents and materials as we have deemed relevant. For purposes of rendering our opinions, we have relied exclusively as to the factual matters of the statements made in the Agreement and representations made to us by officers of Two Roads Shared Trust on behalf of each Target Fund and by officers of the Horizon Funds on behalf of each Acquiring Fund. We have assumed for all purposes that the Reorganization will be effected as set forth above and as described in the Agreement and the

Registration Statement. We have not made any independent investigation of the representations in connection with each Reorganization.

SCOPE OF OPINION

The opinion expressed in this letter is rendered only with respect to the specific matters discussed in this letter. We express no opinion with respect to any other U.S. federal, state, local or non-U.S. income tax or legal aspect of the Reorganization, and no inference should be drawn with respect to any matter not expressly opined upon.

Our opinion expressed is based upon existing law, regulations, administrative pronouncements, and judicial authority, all as in effect as of today’s date. This opinion represents our best legal judgment as to the matters addressed in this letter but is not binding on the Internal Revenue Service (“IRS”) or the courts. Accordingly, no assurance can be given that this opinion, if contested, would be sustained by the IRS or a court. Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect. No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion.

OPINION

Based upon the representations as set forth above, and subject to the conditions and limitations included in the portion of this letter entitled SCOPE OF OPINION, we are of the opinion that for U.S. federal income tax purposes:

(1)	the Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Acquiring Fund and the Target Fund will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(2)	no gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund, or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to the Target Fund Shareholders in exchange for their Target Fund shares in complete liquidation of the Target Fund pursuant to the Reorganization;

(3)	no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Target Fund;

(4)	no gain or loss will be recognized by the Target Fund Shareholders upon the distribution to them by the Target Fund of the Acquiring Fund Shares solely in exchange for their Target Fund shares as part of the Reorganization (except with respect to cash received by Target Fund Shareholders in lieu of fractional shares, if any);

(5)	the basis of the Acquiring Fund Shares received by each Target Fund Shareholder in the Reorganization will be the same as the basis of the shareholder’s exchanged Target Fund shares (reduced by any amount of tax basis allocable to fractional shares for which cash is received by Target Fund Shareholders in lieu of fractional shares. if any):

(6)	the holding period of the Acquiring Fund Shares received by each Target Fund Shareholder (including fractional shares to which they may be entitled) will include the period during which the surrendered Target Fund shares were held by such Target Fund Shareholder. provided that the Target Fund shares were held as a capital asset at the Closing;

(7)	the tax basis of each asset of the Target Fund acquired by the Acquiring Fund will be the same as the tax basis of such asset in the hands of the Target Fund immediately prior to the transfer of the asset to the Acquiring Fund in the Reorganization;

(8)	the holding period of each asset of the Target Fund received by the Acquiring Fund will include the period during which that asset was held by the Target Fund;and

(9)	The Acquiring Fund will succeed to and take into account those tax anributes of the Target Fund that arc described in Sections 381,382.383 and 384 of the Code, subject to the conditions and limitations specified in the Code. applicable Treasury Regulations and existing court decisions and published interpretations of the Code and Treasury Regulations, and

(10)	the taxable year of the Acquired Fund will not end as a result of the Reorganization.

The opinion expressed in this letter is for the exclusive benefit of Target Trust, Target Funds, Acquiring Trust. Acquiring Funds and their respective shareholders. No other person shall be entitled to rely on this opinion. Notwithstanding paragraphs (2) and (4) above, we express no opinion as to the effect of the Reorganization on the Target Funds, or any Target Fund Shareholder. with respect to any asset as to -which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

We consent to the references to our firm in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we arc experts within the meaning of Section 11 of the Securities Act of 1933, as amended. or within the category of persons whose consent is required by Section 7 of such Act.

Very truly yours,

/s/ Kilpatrick Townsend & Stockton LLP
KILPATRICK TOWNSEND & STOCKTON LLP

SCHEDULE A

Target Fund (series of Two Roads Shared Trust)		Acquiring Fund (series of Horizon Funds)
Anfield U.S. Equity Sector Rotation ETF	→	Anfield U.S. Equity Sector Rotation ETF
Anfield Universal Fixed Income ETF	→	Anfield Universal Fixed Income ETF